May 11, 2018

VIA EDGAR CORRESPONDENCE

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ElectroCore, LLC.
Amendment No. 2 to Confidential Draft Registration Statement on Form S-1
Submitted April 2, 2018
CIK No. 0001560258

Dear Ms. Ravitz:

On behalf of ElectroCore, LLC (the “Company”), this letter is being transmitted concurrently with the confidential submission to the Securities and Exchange Commission (the “Commission”) of a Registration Statement on Form S-1 (the “Amendment”). The Amendment reflects the Company’s responses to the comment letter dated April 16, 2018 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Commission with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted on April 2, 2018, which was first submitted to the Commission on February 13, 2018 (the “Registration Statement”).

In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Comment Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments in the Comment Letter. Bold face type indicates the Staff’s comments set forth in the Comment Letter. All page references in the Company’s responses are to the Amendment.

Use of Proceeds, page 65

1.	Please provide a response to the last two sentences of prior comment 6.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has modified the disclosure to take care to distinguish between the specialty distribution channel and its access to an established national specialty pharmacy network through its specialty pharmacy distributor. In an amendment to the Registration Statement, the Company intends to provide additional disclosure regarding the additional funds it will take to establish that channel and whether it believes the funds raised in the offering will suffice to accomplish the stated purpose.

Amanda Ravitz U.S. Securities and Exchange Commission May 11, 2018 Page 2	dentons.com

Leveraging a national specialty pharmacy network, page 131

2.	We note your disclosure that you have partnered with an established national specialty pharmacy. Disclose the material terms of your partnership and file any related agreements as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure in the Amendment on page 138 to disclose the material terms of its specialty pharmacy distribution arrangement and filed a copy of the relevant agreement as Exhibit 10.24 to the Amendment.

Thank you for reviewing the Amendment. Should you have any questions, please do not hesitate to contact John L. Cleary, II, at (973) 912-7173 or me at (212) 398-5787.

Sincerely, /s/ Ira L. Kotel Ira L. Kotel

Enclosures

cc:	Francis R. Amato, ElectroCore, LLC
Joseph P. Errico, ElectroCore, LLC
Glenn S. Vraniak, ElectroCore, LLC

Peter N. Handrinos, Esq., Latham & Watkins LLP.
Nathan Ajiashvili, Esq., Latham & Watkins LLP

John L. Cleary, II, Esq., Dentons US LLP

Brian Cascio, U.S. Securities and Exchange Commission
Tim Buchmiller, U.S. Securities and Exchange Commission
Geoff Kruczek, U.S. Securities and Exchange Commission
Kristin Lochhead, U.S. Securities and Exchange Commission